Exhibit (a)(1)(i)

Syngenta International AG Media Office Schwarzwaldallee 215 CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Syngenta Media contact:

Leandro Conti

Switzerland +41 61 323 2323

media.relations@syngenta.com

Brunswick

Jon Coles/ Richard Jacques (UK)

+44 207 404 5959

Monika Driscoll/Katherine Kim
(US)

+1 (212) 333 3810

Syngenta Analyst/Investor contact: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Bastien Musy Switzerland +41 61 323 1910 USA +1 202 737 6520
ChemChina 62 Beisihuan Xilu Haidian District Beijing 100080, PRC. Telephone: +86(10)8267-7234 www.chemchina.com	ChemChina Media contact: Ren Kan, +86 13810977565 renkan@chemchina.com

Basel, Switzerland, March 8, 2016

Publication of Swiss Prospectus for ChemChina cash offer

On 3 February 2016 Syngenta announced that ChemChina has offered to acquire 100% of the outstanding share capital of Syngenta at a price of USD 465 per ordinary share plus a special dividend of CHF 5 to be paid conditional upon, and prior to, closing. The intended offer values Syngenta’s total outstanding share capital at around USD 43 billion. The acquisition is subject to regulatory approvals and other conditions.

Today CNAC Saturn (NL) B.V., a subsidiary of ChemChina, has published the Prospectus for the Swiss Public Tender Offer. The Swiss Offer Prospectus is available on www.chemchina.com/press. The report of Syngenta’s Board of Directors and the Fairness Opinion issued by N+1 Swiss Capital regarding the Swiss Public Tender Offer are available on www.syngenta.com. The Swiss and US Public Tender Offers are expected to commence on 23 March 2016. The US Offer to Purchase is expected to be published on 23 March 2016 upon commencement of the US Public Tender Offer and will then be available on the website of the US Securities and Exchange Commission (SEC) at www.sec.gov.

The Swiss Public Tender Offer will be open for an initial period of 40 trading days. It may be renewed once or several times for subsequent periods of up to 40 trading days pending satisfaction of all offer conditions, including receipt of all regulatory approvals. The offeror intends to align the offer timelines of the US Offer with those of the Swiss Offer, subject to the approval of the Swiss Takeover Board and certain relief from the SEC. The transaction is expected to conclude by the end of the year.

Privately invested individual persons who hold their Syngenta shares with a Swiss custodian bank and who hold no more than 500 Syngenta shares and tender them into the Swiss Public Tender Offer will have the opportunity to elect to receive the USD offer price for their tendered Syngenta shares in Swiss francs as further described in the Prospectus.

The Board of Directors of Syngenta considers in its report that the proposed transaction is in the best interests of Syngenta and all of its stakeholders and that the price offered by ChemChina is fair and appropriate. The Board of Directors therefore unanimously recommends the shareholders of Syngenta to accept the offer.

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

About ChemChina

ChemChina, which is headquartered in Beijing, China, possesses production, R&D and marketing systems in 150 countries and regions. It is the largest chemical corporation in China, and occupies the 265th position among the Fortune Global 500. The company’s main businesses include materials science, life science, high-end manufacturing and basic chemicals, among others. Previously, ChemChina has successfully acquired 9 leading industrial companies in France, United Kingdom, Israel, Italy and Germany, etc. To learn more visit www.chemchina.com and www.chemchina.com/press.

Disclaimer

This press release is not an offer to purchase or a solicitation of an offer to sell any securities. Any offer or offer document, if any, would be made and distributed by ChemChina or its subsidiaries.

Additional information and where to find it

The Swiss Public Tender Offer and the US Offer for the outstanding shares and (in the case of the US Offer) for American Depositary Shares of Syngenta have not been commenced. This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell company securities. The solicitation and offer to buy company securities will only be made pursuant to the Prospectus for the Swiss Public Tender Offer and a Schedule TO and other documents relating to the US Offer that will be filed with the US Securities and Exchange Commission (“SEC”). At the time the US Public Tender Offer is commenced, ChemChina and a designated direct or indirect subsidiary will file a tender offer statement on Schedule TO with the SEC and thereafter, the company will file a solicitation/recommendation statement on Schedule 14d-9 with respect to the offer. Investors and security holders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer. Investors and security holders may obtain a free copy of these materials (when available) and other documents filed by ChemChina and the company with the SEC at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement and other documents filed with the SEC by the company at www.syngenta.com.

Cautionary statement regarding forward-looking statements

Some of the statements contained in this announcement are forward-looking statements, including statements regarding the expected consummation of the acquisition, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the acquisition, such as regulatory approval for the transaction and the tender of at least 67% of the outstanding shares of the company, the possibility that the transaction will not be completed and other risks and uncertainties discussed in the company’s public filings with the SEC, including the “risk factors” section of the company’s form 20-F filed on February 11, 2016 as well as the tender offer documents to be filed by the offeror and the solicitation/recommendation statement to be filed by the company. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any forward-looking statements. These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. The

Syngenta and ChemChina – March 8, 2016 / Page 2 of 2

offeror, ChemChina and the company disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this press release or otherwise.

Syngenta and ChemChina – March 8, 2016 / Page 3 of 3